SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2 (b)
                               (AMENDMENT NO. 3)1


                         Roberts Realty Investors, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                    -------------------------------------------
                         (Title of Class of Securities)

                                    769900101
                            ------------------------
                                 (CUSIP Number)

                                December 31, 2000
               ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


 (1)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Page 2


CUSIP NO.  769900101                        13G          PAGE   2  OF  6  PAGES
          ----------                                           ---    ---

----------- --------------------------------------------------------------------
   1.       NAMES OF REPORTING PERSONS                 James M. Goodrich

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- --------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                     (b)  |_|
----------- --------------------------------------------------------------------

   3.        SEC USE ONLY

----------- --------------------------------------------------------------------

   4.        CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S. Citizen

---------------------------- ----- ---------------------------------------------
                            5.     SOLE VOTING POWER                14,787
       NUMBER OF
        SHARES              ----- -----------------------------------------
    BENEFICIALLY            6.    SHARED VOTING POWER              267,060
       OWNED BY
                            ----- -----------------------------------------
                            7.    SOLE DISPOSITIVE POWER            14,787
         EACH
       REPORTING            ----- -----------------------------------------
                            8.    SHARED DISPOSITIVE POWER         267,060

      PERSON WITH
----------- --------------------------------------------------------------------

  9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   281,847

----------- --------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                |X|

----------- --------------------------------------------------------------------

 11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                              5.7%

----------- --------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*

                              IN
----------- --------------------------------------------------------------------


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Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  James M. Goodrich

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  524 Manor Ridge Drive
                  Atlanta GA 30305

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value per share

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.



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Page 4


Item 4            Ownership.

                  (a)      Amount Beneficially Owned:

                  Dr. Goodrich beneficially owns 281,847 shares, composed of (i) 14,787 shares owned by Dr. Goodrich through an IRA, (ii) 48,075 Units and 110,507 shares owned jointly by Dr. Goodrich and Penelope Goodrich, his wife, and (iii) 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President. Amount Beneficially Owned excludes 6,835 Units and 24,879 shares owned by a trust for the benefit of a son of Dr. and Mrs. Goodrich, of which Mrs. Goodrich is the trustee. Dr. Goodrich disclaims beneficial ownership of such shares and Units.

                  (b)      Percent of Class:

                                    5.7%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                              14,787

                           (ii)     shared power to vote or to direct
                                    the vote                             267,060

                           (iii)    sole power to dispose or to direct
                                    the disposition of                    14,787

                           (iv)     shared power to dispose or to direct
                                    the disposition of                   267,060

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.



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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The dividends or proceeds from the sale of 108,478 shares owned by Goodrich Enterprises, Inc., of which Dr. Goodrich is the President, would be distributed to such company.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 14, 2001
                                                     ---------------------------
                                                     (Date)

                                                     /s/ James M. Goodrich
                                                     ---------------------------
                                                     (Signature)

                                                     James M. Goodrich
                                                     ---------------------------
                                                     (Name/Title)